Exhibit 99.2

GOLDEN SUN TECHNOLOGY GROUP LIMITED (the “Company”)

PROXY FOR 2026 EXTRAORDINARY GENERAL MEETING OF HOLDERS OF CLASS A ORDINARY SHARES

The undersigned shareholder of the Company, hereby acknowledges receipt of the Notice of 2026 Extraordinary General Meeting of Holders of Class A Ordinary Shares (the “Class A Meeting”) and the Proxy Statement, each dated October 28, 2026, and hereby appoints ____________________________________ of _______________________________ or, if no person is otherwise specified, the chairman of the Class A Meeting, as proxy, with full power of substitution, on behalf and in the name of the undersigned, to represent the undersigned at the Class A Meeting of the Company to be held on November 23, 2026, at 9:00 A.M. Beijing Time, at 3rd Floor, Building C, Taian Building, No. 554 Chezhan Avenue, Lucheng District, Wenzhou, Zhejiang Province, People’s Republic of China, and to vote all Class A ordinary shares of par value US$0.005 each (the “Class A Ordinary Shares”) which the undersigned would be entitled to vote if then and there personally present, on the matters set forth below (i) as specified by the undersigned below and, (ii) in the discretion of any proxy, if no direction is made and upon such other business as may properly come before the Class A Meeting, as set forth in the Notice of the Class A Meeting and in the Proxy Statement furnished herewith.

This proxy when properly executed will be voted in the manner directed herein by the undersigned shareholder. If no direction is made and the chairman of the Meeting is appointed as proxy, this proxy will be voted FOR the proposals.

November 23, 2026

THE BOARD RECOMMENDS A VOTE FOR
ALL THE PROPOSALS.

I. It is resolved, as a special resolution in accordance with Article 2.8, that the variation of the rights attaching to Class A Ordinary Shares resulting from the number of votes holders of Class B Ordinary Shares are entitled to cast on a poll being increased from fifty (50) votes to one hundred (100) votes for each Class B Ordinary Share they hold, is approved.

___ FOR            ___ AGAINST            ___ ABSTAIN

II. It is resolved, as an ordinary resolution, to adjourn the Class A Meeting to a later date or dates or sine die, if necessary, to permit further solicitation and vote of proxies if, at the time of the Class A Meeting, there are not sufficient votes for, or otherwise in connection with, the approval of the foregoing proposals or any proposal to be presented at the annual general meeting of the Company scheduled to be held on or about the date of the Class A Meeting.

___ FOR            ___ AGAINST            ___ ABSTAIN

This Proxy is solicited on behalf of the management of GOLDEN SUN TECHNOLOGY GROUP LIMITED. This Proxy, when properly executed, will be voted in the manner directed herein by the undersigned shareholder. If no direction is made, this Proxy will be voted FOR the proposals described above.

TO VOTE ONLINE: www.transhare.com click on Vote Your Proxy
Enter Your Control Number:

TO VOTE BY EMAIL: Please email your signed proxy card to Proxy@Transhare.com

TO VOTE BY FAX: Please fax this proxy card to 1.727. 269.5616

TO VOTE BY MAIL: Please sign, date and mail to
Proxy Team
Transhare Corporation
17755 US Highway 19 N
Suite 140
Clearwater FL 33764

IMPORTANT: For this Proxy to be valid, the duly completed and signed Proxy must be received not less than forty-eight (48) hours before the time appointed for holding Meeting or any adjourned time and date of the Meeting.

Please date this Proxy and sign exactly as your name or names appear hereon. If shares are held jointly, both owners must sign. In the case of a shareholder that is not a natural person, this proxy card must be executed by a duly authorized officer or attorney of such entity. Executors, administrators, trustees, guardians and others signing in a representative capacity should give their full titles.

Signature of Shareholder

____________________________________
Signature of Joint Shareholder

____________________________________
Dated: